UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       The Langer Biomechanics Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    515707107
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                                 (CUSIP Number)

Langer Partners, LLC                                Robert L. Lawrence, Esq.
Kanders & Company, Inc.                             Kane Kessler, P.C.
Warren B. Kanders                                   1350 Avenue of the Americas
Two Soundview Drive                                 26th Floor
Greenwich, CT 06830                                  New York, NY 10019
(203) 552-9600                                      (212) 541-6222
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 13, 2001
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    1 of 12

                                  SCHEDULE 13D

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CUSIP No.  515707107                               Page     2    of  12   Pages
                                                        --------    -----
---------------------------                    --------------------------------

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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
         Langer Partners, LLC 06-160-4198
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[X]
                   (b)[_]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*
         WC
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                         [_]
         n/a
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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                       7    SOLE VOTING POWER
                            0
                      ----------------------------------------------------------
    NUMBER OF          8    SHARED VOTING POWER
     SHARES                 1,491,856*
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER
    REPORTING               0
   PERSON WITH       ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            1,491,856*
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,491,856
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           [_]
         n/a
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.13%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

* Warren B. Kanders is the sole voting member and sole manager of Langer Partners, LLC

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    2 of 12

                                  SCHEDULE 13D

---------------------------                    --------------------------------
CUSIP No.  515707107                               Page     3    of  12   Pages
                                                        --------    -----
---------------------------                    --------------------------------

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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
         Kanders & Company, Inc.
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[X]
                   (b)[_]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                         [_]
         n/a
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                            0
                      ----------------------------------------------------------
    NUMBER OF          8    SHARED VOTING POWER
     SHARES                 100,000*
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER
    REPORTING               0
   PERSON WITH       ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            100,000*
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100,000
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           [_]
         n/a
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.66%
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     14  TYPE OF REPORTING PERSON*

         CO
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* Warren B. Kanders is the sole shareholder of Kanders & Company, Inc.

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    3 of 12

                                  SCHEDULE 13D

---------------------------                    --------------------------------
CUSIP No.  515707107                               Page     4    of  12   Pages
                                                        --------    -----
---------------------------                    --------------------------------

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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
         Warren B. Kanders ###-##-####
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[X]
                   (b)[_]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                         [_]
         n/a
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                            0
                      ----------------------------------------------------------
    NUMBER OF          8    SHARED VOTING POWER
     SHARES                 1,591,856
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER
    REPORTING               0
   PERSON WITH       ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            1,591,856
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,591,856
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           [_]
         n/a
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         44.73%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    4 of 12

This Statement of Schedule 13D relates to shares of common stock, par value $.02 per share ("Common Stock"), of The Langer Biomechanics Group, Inc., a New York corporation (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report acquisitions of shares of Common Stock and options to purchase Common Stock as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding shares of Common Stock of the Issuer.

Information contained in this Statement of Schedule 13D is as of the date of the event reported, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

      (i) Name and Issuer: The Langer Biomechanics Group, Inc. (hereinafter referred to as the "Company" or "Issuer").

      (ii) Address of the Principal Executive Offices of Issuer: 450 Commack Road, Deer Park, NY 11729

      (iii) Title of Class of Equity Securities to which this Statement relates:
            Common Stock, $0.02 par value per share (the "Common Stock").

Item 2. Identity and Background.

        (a)-(c) Kanders & Company, Inc. is a Delaware corporation ("Kanders & Co.") established as an investment vehicle and as a financial consultant. Langer Partners, LLC is a private investment limited liability company organized under the laws of Delaware ("Langer LLC"). Warren B. Kanders's principal employment is as a private investor and as the sole shareholder and sole director of Kanders & Co. and the sole voting member and sole manager of Langer LLC. The principal business address and principal office of each of Kanders & Co., Langer LLC, and Warren B. Kanders (collectively, the "Reporting Persons") is Two Soundview Drive, Greenwich, CT 06830.

        (d)(e) During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Warren B. Kanders is a citizen of the United States of America. Kanders & Co. is a corporation organized under the laws of Delaware. Langer LLC is a limited liability company incorporated under the laws of Delaware.

                                    5 of 12

Item 3. Source and Amount of Funds or Other Consideration.

      Langer LLC acquired 667,381 shares of Common Stock (the "Shares") for an aggregate consideration of $1,017,756. The source of funds used to acquire the Common Stock was working capital of Langer LLC. None of such funds were derived from borrowed money. In connection with such acquisition of shares of Common Stock, the Issuer granted to Langer LLC immediately exercisable options to purchase 824,475 shares of Common Stock (the "Langer Options") at an initial exercise price of $1.525 per share, increasing to $1.550 per share on May 15, 2001, $1.575 per share on June 14, 2001, and $1.60 per share on July 14, 2001.
In the event the Langer Options are exercised, the source of the funds will be working capital of Langer LLC.

      In connection with the Consulting Agreement described in Item 6 below, the Issuer granted Kanders & Co. immediately exercisable options to purchase 100,000 of Common Stock (the "Kanders Options"). In the event the Kanders Options are exercised, the source of the funds will be working capital of Kanders & Co.

Item 4. Purpose of Transaction.

      The Shares, the Langer Options, and the Kanders Options were acquired, respectively, by the Reporting Persons for investment purposes only. The Reporting Persons' primary interest is to maximize the value of their investment in the Issuer. To this end, the Reporting Persons intend continually to review the Issuer's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional shares of Common Stock, or alternatively, may involve the sale of all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers. Each Reporting Person may at any time and from time to time acquire additional shares of Common Stock or options or warrants to purchase shares of Common Stock.

      Pursuant to the terms of the Tender Offer Agreement referred to in Item 6, in connection with the Tender Offer discussed in Item 5 below, all of the officers and directors of the Issuer resigned, and new officers and directors were elected.

      Other than as set forth herein, none of the Reporting Persons has any current plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)  An   extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                                    6 of 12

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

      (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

      (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) Kanders & Co. beneficially owns options to purchase 100,000 shares of Common Stock (the "Kanders Options"), which constitute approximately 3.66% of the Issuer's outstanding shares of Common Stock.

            Langer LLC beneficially owns 667,381 shares of Common Stock and options to purchase 824,475 shares of Common Stock (the "Langer Options"), which together constitute approximately 43.13% of the Issuer's outstanding shares of Common Stock.

            Warren B. Kanders, the sole shareholder and sole director of Kanders & Co. and the sole voting member and sole manager of Langer LLC, may be considered the beneficial owner of (i) the Kanders Options to purchase 100,000 shares of Common Stock, as to which Mr. Kanders disclaims beneficial ownership, and (ii) the 667,381 shares of Common Stock and the Langer Options to purchase 824,475 shares of Common Stock, as to which Mr. Kanders disclaims beneficial ownership, representing in the aggregate 44.73% of the Issuer's outstanding shares of Common Stock.

            Each of the above calculations is based upon (i) an aggregate of 2,613,181 shares of Common Stock outstanding at January 5, 2001 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended November 25, 2000, as filed with the Securities and Exchange Commission and (ii) the exercise of approximately 21,200 Issuer

                                    7 of 12
      stock options since January 29, 2001.

      (b) Kanders & Co. may be deemed to share the power to vote and dispose of the Kanders Option with Warren B. Kanders, its sole shareholder. Langer LLC may be deemed to share the power to vote and dispose of the Langer Options and 667,381 shares of Common Stock with Warren B. Kanders, its sole voting member. Warren B. Kanders, as the sole shareholder and sole director of Kanders & Co. and the sole voting member and sole manager of Langer LLC, may be deemed to share the power to vote and dispose of the Common Stock held by Kanders & Co. and Langer LLC.

      (c) In connection with a Tender Offer commenced on January 10, 2001 for up to 75% of the outstanding shares of the Issuer, on February 13, 2001 Langer LLC acquired 667,381 shares of Common Stock at a price of $1.525 per share.

            Pursuant to the Tender Offer Agreement, dated December 28, 2000 (as referenced in Item 6 below), and a Stock Option Agreement of even date therewith, in connection with such acquisition of shares of Common Stock in the Tender Offer, the Issuer granted to Langer LLC options to purchase 824,475 shares of Common Stock (the "Langer Options"). The Langer Options are immediately exercisable until August 12, 2001 at an initial exercise price of $1.525 per share, increasing to $1.550 per share on May 15, 2001, $1.575 per share on June 14, 2001, and $1.60 per share on July 14, 2001.

            In connection with the Consulting Agreement described in Item 6 below, the Issuer granted Kanders & Co. the Kanders Options to purchase 100,000 shares of Common Stock. The Kanders Options are exercisable immediately for a period of ten years and have an exercise price of $1.525 per share.

            There were no other purchases or sales of shares of Common Stock or options to purchase Common Stock by the Reporting Persons in the past 60 days.

      (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock or options to purchase shares of Common Stock owned by any Reporting Person.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      On December 28, 2000, the Issuer, OrthoStrategies, Inc., and OrthoStrategies Acquisition Corp. entered into a Tender Offer Agreement (the "Tender Offer Agreement"), pursuant to which OrthoStrategies, Inc., through its wholly owned subsidiary, OrthoStrategies Acquisition Corp., or its designees, would purchase up to 75% of the outstanding shares of Common Stock of the Issuer (the "Tender Offer Shares"). Simultaneously therewith, OrthoStrategies, Inc., Andrew H. Meyers, Warren B. Kanders, and Greg Nelson entered into a letter agreement (the "Commitment Letter"),

                                    8 of 12
      pursuant to which Andrew H. Meyers, Warren B. Kanders, and Greg Nelson individually agreed to provide the funds necessary to purchase the Tender Offer Shares or in the alternative, to individually purchase directly a portion of the Tender Offer Shares. Subsequently, OrthoStrategies, Inc. and OrthoStrategies Acquisition Corp. assigned their rights to purchase the Tender Offer Shares to Andrew H. Meyers, Greg Nelson, and the Reporting Persons. The Reporting Persons disclaim that they are members of a group with Andrew H. Meyers and Greg Nelson.

      On February 13, 2001, the Issuer and Kanders & Co. entered into a Consulting Agreement (the "Consulting Agreement") pursuant to which Kanders & Co. will act as a non-exclusive consultant to Langer and will provide Langer with general investment banking and financial advisory services, including assistance in the development of a corporate financing and acquisition strategy. The Consulting Agreement has an initial term of three years.

      Pursuant to the Consulting Agreement, Kanders & Co. will receive an annual fee of $100,000 and reimbursement for its out-of-pocket expenses. The Consulting Agreement contemplates that Kanders & Co. and the Company will enter into additional engagement letters in connection with specific transactions in which the services of Kanders & Co. are utilized for which it will receive additional compensation.

      Pursuant to the Consulting Agreement, Kanders & Co. agreed that, during the term of the Consulting Agreement and for a period of one year thereafter, it will not solicit or engage in any business competitive with the business of Langer or, subject to certain limitations, invest in or give financial support to any business competitive with that of Langer.

      On February 13, 2001, Kanders & Co. and the Issuer entered into an Indemnification Agreement in connection with the Consulting Agreement, pursuant to which the Issuer will indemnify Kanders & Co. and Warren B. Kanders against any loss or expense Kanders & Co. or Warren B. Kanders incurs as a result of any claim against Kanders & Co. or Warren B. Kanders arising out of or related to the activities undertaken by Kanders & Co. pursuant to the Consulting Agreement.

      As an inducement to Kanders & Co. entering into the Consulting Agreement, the Issuer granted to Kanders & Co. the Kanders Options to purchase 100,000 shares of Common Stock. The Kanders Options are exercisable immediately for a period of ten years and have an exercise price of $1.525 per share. The number of shares of Common Stock and exercise price thereof are subject to adjustment upon the occurrence of certain events.

      In connection with the grant of the Kanders Options, the Issuer entered into a Registration Rights Agreement (the "Kanders Registration Rights Agreement") in which the Issuer granted to Kanders & Co. certain compulsory, demand and "piggy-back" registration rights with respect to the shares issuable upon exercise of the Kanders Options. The Kanders Registration Rights Agreement contains certain covenants and agreements customary for such agreements, including an agreement by the Issuer to indemnify Kanders & Co. against certain liabilities under federal and state securities laws in connection with the registration of the shares underlying the Kanders Options.

                                    9 of 12

      In connection with the grant of the Kanders Options, Kanders & Co. entered into a Lock-Up Agreement with the Issuer pursuant to which Kanders & Co. has agreed not to sell, assign, pledge, or otherwise transfer any shares of Common Stock received upon exercise of the Kanders Options until the third anniversary of the Lock-Up Agreement.

         In addition, the Issuer entered into a Registration Rights Agreement with Langer LLC (the "Langer Registration Rights Agreement") in which the Issuer granted to Langer LLC certain demand and "piggy-back" registration rights with respect to the shares issuable upon exercise of the Langer Options described above in Item 5. The Kanders Registration Rights Agreement contains certain covenants and agreements customary for such agreements, including an agreement by the Issuer to indemnify Langer LLC against certain liabilities under federal and state securities laws in connection with the registration of the shares underlying the Langer Options.

      The directors, certain officers, and other principal shareholders of the Issuer have executed Lock-Up Agreements in favor of Langer LLC and the Issuer pursuant to which each of such persons has agreed, subject to certain exceptions, not to sell, assign, pledge, or otherwise transfer certain shares of Common Stock for a period of three years without the consent of the Board of Directors of the Issuer and Langer LLC.

Item 7. Material to Be Filed as Exhibits

      1.    The Tender  Offer  Agreement,  dated as of the 28th day of December,
            2000,   by  and  among  The   Langer   Biomechanics   Group,   Inc.,
            OrthoStrategies, Inc., and OrthoStrategies Acquisition Corp.

      2. Letter Agreement, dated December 28, 2000, encaptioned "Commitment to Fund", among OrthoStrategies, Inc., Andrew H. Meyers, Kanders & Co. Inc., and Greg Nelson.

      3. Assignment and Assumption Agreement, dated as of January 29, 2001, between Kanders & Company, Inc. and Warren B. Kanders.

      4. Consulting Agreement, dated February 13, 2001, among The Langer Biomechanics Group, Inc. and Kanders & Company, Inc.

      5. Indemnification Agreement, dated February 13, 2001, among The Langer Biomechanics Group, Inc., Kanders & Company, Inc., and Warren B. Kanders.

      6.    Option  Agreement,   dated  February  13,  2001,  among  The  Langer
            Biomechanics Group, Inc. and Kanders & Company, Inc.

                                    10 of 12

      7. Registration Rights Agreement, dated as of February 13, 2001, between The Langer Biomechanics Group, Inc. and Kanders & Company, Inc.

      8. Lock-Up Agreement, dated February 13, 2001, between The Langer Biomechanics Group, Inc. and Kanders & Company, Inc.

      9. Option Agreement, dated February 13, 2001, among The Langer Biomechanics Group, Inc. and Langer Partners, LLC. (Incorporated by reference to Exhibit(d)(1)(C) to Schedule TO of OrthoStrategies Acquisition Corp. and OrthoStrategies, Inc. as filed with the Securities Exchange Commission on January 10, 2001 ("Schedule TO")).

      10. Registration Rights Agreement, dated as of February 13, 2001, between The Langer Biomechanics Group, Inc. and Langer Partners, LLC. (Incorporated by reference to Exhibit(d)(1)(D) to Schedule TO).

      11. Lock-Up Agreement, dated February 13, 2001, among The Langer Biomechanics Group, Inc., Langer Partners, LLC, and Andrew H. Meyers.

      12.   Lock-Up  Agreement,  dated  February  13,  2001,  among  The  Langer
            Biomechanics   Group,   Inc.,  Langer  Partners,   LLC,  and  Steven
            Goldstein.

      13.   Lock-Up  Agreement,  dated  February  13,  2001,  among  The  Langer
            Biomechanics   Group,   Inc.,  Langer  Partners,   LLC,  and  Arthur
            Goldstein.

      14. Lock-Up Agreement, dated February 13, 2001, among The Langer Biomechanics Group, Inc., Langer Partners, LLC, and Greg Nelson.

      15. Lock-Up Agreement, dated February 13, 2001, among The Langer Biomechanics Group, Inc., Langer Partners, LLC, and Jonathan Foster.

      16. Lock-Up Agreement, dated February 13, 2001, among The Langer Biomechanics Group, Inc., Langer Partners, LLC, and Burtt R. Ehrlich.

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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2001


                                              LANGER PARTNERS, LLC

                                          By: /s/ Warren B. Kanders
                                              -------------------------------
                                              Name: Warren B. Kanders
                                              Title: Sole Voting Member


                                              KANDERS & COMPANY, INC.

                                          By: /s/ Warren B. Kanders
                                              -------------------------------
                                              Name: Warren B. Kanders
                                              Title: President



                                              /s/ Warren B. Kanders
                                              -------------------------------
                                              Warren B. Kanders

                                    12 of 12

                                    Exhibit 1

      The  undersigned  acknowledge  and agree that the  foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement of Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or she knows of or has reason to believe that such information is not accurate.

Date: February 23, 2001


                                              LANGER PARTNERS, LLC

                                          By: /s/ Warren B. Kanders
                                              -------------------------------
                                              Name: Warren B. Kanders
                                              Title: Sole Voting Member



                                              KANDERS & COMPANY, INC.

                                          By: /s/ Warren B. Kanders
                                              -------------------------------
                                              Name: Warren B. Kanders
                                              Title: President



                                              /s/ Warren B. Kanders
                                              -------------------------------
                                              Warren B. Kanders